Exhibit 99.1

Bitzero Expands Nordic Development Portfolio with Land Reservation Agreement for New Finland Site

Land reservation marks another step in the Company's long-term strategy to build sustainable power and infrastructure capacity for high-performance compute and data center development

VANCOUVER, BC – June 23, 2026 Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE:000) ("Bitzero" or the "Company"), a provider of sustainable high-performance compute ("HPC") and AI data center infrastructure, today announced that it has secured a reservation of approximately 33 hectares of industrial land in Finland, further expanding the Company's Nordic development portfolio.

The reservation represents an additional step in Bitzero's continued land development and infrastructure strategy as it builds a long-term platform to support hyperscale, HPC, and next-generation data center growth across the Nordics. Based on current planning assumptions, the initial phase of the site is expected to support up to 60MW of capacity, providing Bitzero with another potential pathway to expand its footprint over time.

Pursuant to a reservation agreement entered into with a local municipality in Finland, the land has been reserved for a period of six months. During the reservation period, Bitzero expects to leverage its ecosystem in Finland to advance engineering work, electrical connections, and identify long-lead infrastructure items required to support future site development. The site also benefits from a 110kV transmission line running through the property, an important attribute for the Company as it continues to evaluate efficient and scalable power access opportunities. Terms and conditions of any definitive agreement with respect to an acquisition or lease of the site will be disclosed in a subsequent news release once final.

The Finland site aligns with Bitzero's broader commitment to sustainable infrastructure development. The Company’s investigations indicate that the transmission line serving the area is fed by renewable and green energy sources, which aligns with the Company's strategy of maintaining a low-carbon footprint while expanding the power and infrastructure capabilities needed for advanced compute deployments.

"Securing this reservation in Finland is another practical step in the continued expansion of our power pipeline," said Bitzero Founder & CEO, Mohammed Bakhashwain. "While this is an early-stage milestone, it reflects our disciplined approach to land development and our broader vision of building Bitzero into a leading infrastructure and power platform for HPC and data center customers over the coming years. During the reservation period, we intend to work closely with our local ecosystem to further advance the engineering, power, and development planning for the site."

The Company views this agreement as part of its ongoing effort to expand a portfolio of strategically located sites capable of supporting future digital infrastructure demand. By continuing to build in the Nordics, Bitzero is working towards reinforcing its long-term development ethos around power access, sustainability, and scalable execution.

Investor Relations Engagement

The Company also announces that it has engaged Think Ink Marketing Data and Email Services Inc. (“Think Ink”) to provide investor relations and digital marketing services in connection with a two-week investor awareness campaign scheduled for June and July 2026. The services are expected to include investor awareness, digital marketing, media distribution, social media and influencer-based programs, email and newsletter distribution, and related promotional activities.

Pursuant to the engagement, Think Ink will receive aggregate cash compensation of US$246,500. Think Ink is an arm’s-length party to the Company. No securities of the Company are issuable to Think Ink in connection with the engagement.

Think Ink has a business address at 3308 W. Warner Ave., Santa Ana, CA 92704, USA, and may be contacted by email at claire@thinkinkmarketing.com or by telephone at (310) 760-2616.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute, and strategic data center hosting partnerships. Bitzero Holdings Inc. owns four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact
Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact
Victoria Rutherford
480-625-5772
Victoria@adcap.ca

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may or could occur in the future are forward-looking information. Forward-looking information in this news release includes, among other things, statements regarding: the reservation of approximately 33 hectares of industrial land in Finland and the Company's expectations as to the use and development potential of the site; the expected initial phase capacity of up to 60MW; the Company's intentions to advance engineering work, electrical connections and long-lead infrastructure items during the six-month reservation period; the availability and continued operation of the 110kV transmission line; the Company's plans to expand its Nordic development portfolio and pipeline; the renewable, green and low-carbon attributes of the power serving the site; management's broader strategy of building Bitzero into a sustainable HPC and data center infrastructure platform; the expected scope, timing and nature of the services to be provided by Think Ink; and the Company's expectations regarding its investor relations, digital marketing and investor awareness activities.

Forward-looking information is based on management's current expectations and assumptions, including, among others: that the reservation will remain in place during its term; that the Company will be able to negotiate and enter into definitive agreements on commercially acceptable terms; that the power, grid connection, regulatory approvals and other infrastructure required to support the site will be available in a timely manner; that customer demand for HPC and AI data center capacity will continue; that the Company will have access to sufficient capital to advance the project; that Think Ink will provide the services contemplated by its engagement on the expected timeline and terms; and that there will be no material adverse change in market, regulatory, environmental, geopolitical or operating conditions.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking information, including: that the reservation may not convert into a binding lease, acquisition or other definitive agreement; risks relating to permitting, zoning and other regulatory approvals; risks relating to the availability, cost and timing of grid capacity and power; construction, engineering and execution risks; changes in customer demand for HPC, AI and data center capacity; financing risk; foreign exchange risk; changes in environmental, climate-related and other laws and regulations; risks relating to the Company's investor relations, digital marketing and investor awareness activities, including the timing, effectiveness and market impact of such activities; the risk that the Company's "renewable", "green" or "low-carbon" claims may be challenged under the Competition Act (Canada) or otherwise; and the additional risk factors described in the Company's annual information form and management's discussion and analysis available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date of this news release. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.